Exhibit 99.1

For More Information Contact:
MEDIA CONTACTS:
Biogen Idec Amy Brockelman Ph: 617 914 6524	Elan Davia B. Temin Ph: 212 407 5740 Elizabeth Headon 353-1-498-0300
INVESTOR CONTACTS:
Biogen Idec Oscar Velastegui Ph: 617 679 2812	Elan Emer Reynolds Ph: 353 1 709 4000 Chris Burns 800 252 3526

FDA ADVISORY COMMITTEE UNANIMOUSLY RECOMMENDS
REINTRODUCTION OF TYSABRI® FOR THE TREATMENT OF RELAPSING
FORMS OF MULTIPLE SCLEROSIS

GAITHERSBURG, MD - March 8, 2006 - Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc (NYSE: ELN) announced today that the Peripheral and Central Nervous System Drugs Advisory Committee of the U.S. Food and Drug Administration (FDA) voted unanimously to recommend reintroduction of TYSABRI® (natalizumab) as a treatment for relapsing forms of multiple sclerosis (MS).

The Committee’s recommendation is advisory to the FDA, and the agency is not bound by this recommendation. The FDA has designated TYSABRI for Priority Review, a status for products that are considered to be significant therapeutic advancements over existing therapies that address an unmet medical need. Biogen Idec and Elan will continue to work closely with the FDA in the weeks ahead with the goal of making TYSABRI available. Discussions with FDA will include, among other things, finalizing the details of the TYSABRI risk management plan. The companies anticipate action by the FDA by March 29, 2006.

About Biogen Idec
Biogen Idec creates new standards of care in oncology, neurology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

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Page 2 FDA Advisory Committee Unanimously Recommends Reintroduction of TYSABRI®

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit www.elan.com.

Safe Harbor/Forward Looking Statements
This press release contains forward-looking statements regarding the potential and regulatory path forward of TYSABRI. The commercial potential and regulatory path forward of TYSABRI are subject to a number of risks and uncertainties. Factors which could cause actual results to differ materially from the companies’ current expectations include the risk that we may unable to adequately address concerns or questions raised by FDA or European regulatory authorities during the regulatory review process, that concerns may arise from additional data or analysis, or that the companies may encounter other unexpected delays or hurdles. There is also no assurance that the companies will be able to resume marketing and sales of TYSABRI. Drug development and commercialization involves a high degree of risk. For more detailed information on the risks and uncertainties associated with the companies’ drug development and other activities, see the periodic reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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